                                                                   EXHIBIT 99.2

COMPENSATION OF DIRECTORS

  The Company pays its directors who are not employees of the Company fees for their services as directors. Non-employee directors receive annual compensation of $15,000 plus a fee of $1,000 for attendance in person and $250 for attendance by telephone at each meeting of the Board of Directors.

  Each non-employee director, upon joining the Board of Directors, receives an initial grant of options to purchase 4,000 shares of Common Stock at an exercise price equal to 100% of the fair market value of the Common Stock at the date of the grant of such options. Thereafter, each such director who is serving as such on December 31 of each calendar year and who has served as such for more than one year will, on each December 31, automatically receive an annual grant of options to purchase 3,000 shares of Common Stock at an exercise price equal to 100% of the fair market value of the Common Stock at the date of the grant of such options.

                            EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning the compensation paid to the Named Executive Officers:

SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                   COMPENSATION AWARDS
                                                                 ------------------------
                                        ANNUAL COMPENSATION      RESTRICTED   SECURITIES        ALL
   NAME AND PRINCIPAL              -----------------------------   STOCK      UNDERLYING       OTHER
        POSITION                   YEAR  SALARY  BONUS (1)(2)(3)   AWARDS     OPTIONS (#) COMPENSATION(4)
   ------------------              ---- -------- --------------- ----------   ----------- ---------------
A. Ray Weeks, Jr. ............     1996 $218,451    $    --       $    --       25,000       $171,544
 Chairman of the Board and         1995  191,764     115,290           --          --           6,854
 Chief Executive Officer           1994  144,997      37,310           --       80,000          6,718

Thomas D. Senkbeil............     1996  196,382     136,000       235,000(5)   20,000          7,231
 Vice Chairman of the Board        1995  165,103      89,775           --          --           6,662
 and Chief Investment Officer      1994  141,105      31,568           --       55,000          6,480

Forrest W. Robinson...........     1996  196,382     128,000       200,000(5)   20,000          7,231
 President and Chief               1995  165,103      83,475           --          --           6,662
 Operating Officer                 1994  141,105      30,485           --       55,000          6,771

David P. Stockert(6)..........     1996  184,687     116,000       200,000(5)   17,500          5,077
 Senior Vice President and         1995   78,966      38,950       165,000(6)   50,000          1,821
 Chief Financial Officer           1994      --          --            --          --             --

Klay W. Simpson...............     1996   57,200     318,014(7)        --        8,000          2,828
 Senior Vice President--           1995   57,200     281,642(7)        --          --           2,982
 Marketing                         1994   57,200     187,127(7)        --       15,000          2,418

--------
(1) Bonus amounts for 1996 totaling $136,000 for Mr. Senkbeil, $128,000 for Mr. Robinson and $116,000 for Mr. Stockert earned in 1996 were paid in 1997.
(2) Bonus amounts for 1995 totaling $115,290 for Mr. Weeks, $89,775 for Mr. Senkbeil, $83,475 for Mr. Robinson and $38,950 for Mr. Stockert earned in 1995 were paid in 1996.
(3) Bonus amounts for 1994 totaling $27,950 for Mr. Weeks, $22,208 for Mr. Senkbeil and $21,125 for Mr. Robinson earned in 1994 were paid in 1995. All other bonus amounts were earned and paid in 1994.
(4) For 1996, amounts include the Company's matching contributions to its 401(k) retirement savings plan of $3,431 for Mr. Weeks, $3,118 for Mr. Senkbeil, $3,118 for Mr. Robinson, $1,255 for Mr. Stockert and $999 for Mr. Simpson. Amounts for 1996 also include health care and disability premium payments of $4,113 for Mr. Weeks, $4,113 for Mr. Senkbeil, $4,113 for Mr. Robinson, $3,822 for Mr. Stockert and $1,829 for Mr. Simpson. For 1996, the amount for Mr. Weeks also includes a bonus totaling $164,000 earned in 1996 that the Compensation Committee of the Board of Directors elected to defer for a period of five years, which period may be extended at the election of Mr. Weeks. The terms of such bonus deferral also provide for the payment of interest to Mr. Weeks on the amount of the deferred bonus.
(5) Represents the value of 7,015, 5,970 and 5,970 restricted shares of Common Stock granted on February 17, 1997, to Mr. Senkbeil, Mr. Robinson and Mr. Stockert, respectively. These shares were granted in recognition of successful prior service to the Company and will be earned through the continued financial performance of the Company as stated below. These shares vest ratably over the four year period ending

   February 17, 2000, provided the Company's growth in per share funds from operations is at least equal to 10% on an annual basis for each of the four vesting periods. Funds from operations is a real estate investment trust ("REIT") industry measurement that is one of the tools used by the Board of Directors to assess the financial performance of the Company. At December 31, 1996, the restricted stock granted to Mr. Senkbeil, Mr. Robinson and Mr. Stockert had a value of $235,000, $200,000 and $200,000, respectively (assuming all shares will fully vest in accordance with the terms of the arrangements). Dividends are paid on the restricted stock at the same rate payable to common shareholders.
(6) Mr. Stockert was employed by the Company on June 29, 1995. In connection with Mr. Stockert's employment, he received 6,804 shares of restricted stock. Shares totaling 4,742 vest ratably over the four year period ending June 26, 1999. Shares totaling 2,062 vest at varying percentages on June 30, 1998, provided that the average annual total return, as defined, on the Company's common stock over the vesting period (i) is at least equal to 12% (with 100% vesting at a 15% or more average annual total return), and (ii) exceeds the average annual total return of stocks that make up the Equity REIT Index published by the National Association of Real Estate Investment Trusts ("NAREIT"). At December 31, 1996, the restricted stock had a value of $226,233 (assuming all shares will fully vest in accordance with the terms of the arrangements). Dividends are paid on the restricted stock at the same rate payable to common shareholders.
(7) Amounts represent commissions earned on real estate transactions under the terms of Mr. Simpson's employment arrangement with the Company.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth the individual grants of stock options made during 1996 to each Named Executive Officer.

                                             INDIVIDUAL GRANTS
                         ---------------------------------------------------------
                                                                                   POTENTIAL REALIZABLE VALUE
                                             PERCENT OF TOTAL                      AT ASSUMED ANNUAL RATES OF
                              NUMBER OF          OPTIONS                            STOCK PRICE APPRECIATION
                             SECURITIES         GRANTED TO    EXERCISE                 FOR OPTION TERM (2)
                             UNDERLYING         EMPLOYEES       PRICE   EXPIRATION ---------------------------
          NAME           OPTIONS GRANTED (1)  IN FISCAL YEAR  ($/SHARE)    DATE         5%           10%
          ----           ------------------- ---------------- --------- ---------- ------------ --------------
A. Ray Weeks, Jr. ......       25,000              8.83%       $26.00   5/21/2006  $    408,782 $    1,035,933
Thomas D. Senkbeil......       20,000              7.07%        26.00   5/21/2006  $    327,025 $      828,746
Forrest W. Robinson.....       20,000              7.07%        26.00   5/21/2006  $    327,025 $      828,746
David P. Stockert.......       17,500              6.18%        26.00   5/21/2006  $    286,147 $      725,153
Klay W. Simpson.........        8,000              2.83%        26.00   5/21/2006  $    130,810 $      331,498

--------
(1) All options listed become exercisable ratably on the first, second and third anniversaries, respectively, following the date of grant.
(2) Amounts for the Named Executive Officers shown under the "Potential Realizable Value" columns above have been calculated by multiplying the exercise price by the annual appreciation rate shown (compounded for the term of the options), subtracting the exercise price per share and multiplying the gain per share by the number of shares covered by the options. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Company's Common Stock and overall market conditions. The amounts reflected in this table may not be achieved.

FISCAL YEAR-END OPTION VALUES TABLE

  The following table sets forth information with respect to the value of unexercised in-the-money options held by the Named Executive Officers of the Company at December 31, 1996. None of the Named Executive Officers of the Company exercised options in 1996.

                         NUMBER OF SECURITIES UNDERLYING          VALUE OF UNEXERCISED
                             UNEXERCISED OPTIONS AT              IN-THE-MONEY OPTIONS AT
                               FISCAL YEAR-END (#)               FISCAL YEAR-END ($) (1)
                         -----------------------------------    -------------------------
          NAME            EXERCISABLE        UNEXERCISABLE      EXERCISABLE UNEXERCISABLE
          ----           -------------      ----------------    ----------- -------------
A. Ray Weeks, Jr. ......     80,000              25,000         $1,120,000    $181,250
Thomas D. Senkbeil......     55,000              20,000            770,000     145,000
Forrest W. Robinson.....     55,000              20,000            770,000     145,000
David P. Stockert.......        --               67,500                --      595,625
Klay W. Simpson.........     15,000               8,000            210,000      58,000

--------
(1) In accordance with the Securities and Exchange Commission's rules, values are determined by subtracting the exercise price from the fair market value of the underlying Common Stock. For purposes of this table, fair market value is deemed to be $33.25, the price of the Common Stock as reported on the New York Stock Exchange on December 31, 1996.

401(K) PLAN

  The Company currently has a 401(k) retirement plan covering substantially all officers and employees of the Company. The 401(k) plan permits participants to defer up to a maximum of 20% of their compensation. The Company makes contributions to the 401(k) plan at the discretion of the Board of Directors.

NONCOMPETITION AND EMPLOYMENT AGREEMENTS

  Certain of the Named Executive Officers and directors have employment and noncompetition agreements with the Company, as set forth below.

  Each of A. Ray Weeks, Jr., Thomas D. Senkbeil, Forrest W. Robinson, David P. Stockert, John W. Nelley, Jr. and Harold S. Lichtin has entered into a noncompetition agreement (the "Noncompete Agreements") with the Company, the Operating Partnership, Weeks Realty Services, Inc. ("Weeks Realty Services") and Weeks Construction Services, Inc. ("Weeks Construction Services"). The Noncompete Agreements, with certain exceptions, prohibit each individual from serving as an officer, director, or partner of, owning any interest in or performing certain managerial functions on behalf of, any entity that engages directly or indirectly in the development, operation, management, leasing, construction or landscaping of any industrial or office properties during the term of his employment with the Company and for a period of three years thereafter, with respect to Messrs. Weeks, Senkbeil and Robinson, for a period of two years thereafter, with respect to Mr. Stockert, and for a period of one year thereafter, with respect to Messrs. Nelley and Lichtin.

  In addition, A. Ray Weeks, Jr. and Forrest W. Robinson have each entered into employment agreements with each of the Company, the Operating Partnership, Weeks Realty Services and Weeks Construction Services; Thomas D. Senkbeil has entered into an employment agreement with each of the Company, the Operating Partnership and Weeks Realty Services; and David P. Stockert, John W. Nelley, Jr. and Harold S. Lichtin have each entered into employment agreements with the Company (collectively, the "Employment Agreements"). The Employment Agreements provide for a three-year term of employment for each of these individuals. Annual compensation (including bonus and stock option or restricted stock awards) is set in accordance with criteria established by the Compensation Committee of the Board of Directors. See "Board Compensation Committee Report on Executive Compensation." The initial three-year terms of the Employment Agreements for Messrs.

Weeks, Senkbeil and Robinson will expire on August 24, 1997. The Company anticipates that it will enter into new employment agreements with these individuals, however, the terms and conditions of such agreements have not yet been determined.

INCENTIVE STOCK PLAN

  The Company has adopted an Incentive Stock Plan (the "Incentive Stock Plan") to attract and provide incentives to officers, key employees and directors.

  The Incentive Stock Plan provides for grants of options to purchase a specified number of shares of Common Stock ("Options") or grants of restricted shares of Common Stock ("Restricted Stock"). Under the Incentive Stock Plan the total number of shares available for such grants is 1,000,000 shares of Common Stock. The total number of Options and shares of Restricted Stock that may be granted to any participant in any one year under the Incentive Stock Plan may not exceed 100,000 shares. In the event of certain extraordinary events, the Board of Directors or the Compensation Committee may make such adjustments in the aggregate number and kind of shares reserved for issuance, the number of shares and kind covered by outstanding awards and the exercise prices specified therein as may be determined to be appropriate.

  Participants in the Incentive Stock Plan, who may be officers or employees of the Company, its subsidiaries or designated affiliates, will be selected by the Compensation Committee. Directors of the Company are also eligible to participate, but, in the case of directors who are not also employees, participation will be only pursuant to automatic grants under a specified formula set forth in the Incentive Stock Plan.

  The Options can either be "incentive stock options" ("ISOs") that are intended to satisfy the requirements of the Internal Revenue Code of 1986, as amended (the "Code") or "non-qualified stock options" ("NQOs") that are not intended to satisfy such requirements. Employees of the Operating Partnership and directors who are not also employees shall be eligible only for the grant of NQOs.

  The Compensation Committee may amend any award theretofore granted, prospectively or retroactively. No such amendment may impair the rights of any participant under any award without the consent of such participant (except for any amendment made to cause the plan to qualify for an exemption provided by Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

  The exercise price for both an ISO and a NQO will be no less than the fair market value of the Common Stock on the date on which the Option in respect thereof is granted. The exercise price is generally payable in cash, by check or, in certain circumstances, by the surrender, at the fair market value on the date on which the Option is exercised, of shares of Common Stock. The vesting provisions, if any, of the Options and Restricted Stock will be determined by the Compensation Committee. Upon a Change of Control (as defined below) of the Company, the Board of Directors may take any action with respect to unexercised Options or forfeitable Restricted Stock, including waiving any vesting or forfeiture conditions, as the Board of Directors deems appropriate under the circumstances to protect the interests of the Company in maintaining the integrity of such grants under the Incentive Stock Plan. A "Change of Control" means (i) the acquisition of the power to direct, or cause the direction of, the management and policies of the Company by a person (not previously possessing such power), acting alone or in conjunction with others, whether through the ownership of Common Stock, by contract or otherwise, or
(ii) the acquisition, directly or indirectly, of the power to vote more than 20% of the outstanding Common Stock by any person or by two or more persons acting together except an acquisition from the Company or by the Company, the Company's management or a Company sponsored employee benefit plan, where (x) the term "person" means natural person, corporation, partnership, joint venture, trust, government or instrumentality of a government, and (y) customary agreements with or between underwriters and selling group members with respect to a bona fide public or private offering of Common Stock or other equity securities of the Company shall be disregarded for purposes of this definition. An Option also may include a right to surrender the Option for cash or for cash and Common Stock subject to the terms and conditions set forth in the Incentive Stock Plan. The right of any participant to exercise an Option may not be transferred in any way other than by will or the laws of descent and distribution.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors. The Compensation Committee is comprised of two independent, non-employee directors who are responsible for developing, administering and monitoring the compensation policies applicable to the Company's executive officers, and for administering the Company's Incentive Stock Plan, under which grants may be made to executive officers and other key employees. The Compensation Committee considers recommendations from management, along with other factors, and reviews independently prepared industry compensation information.

 Executive Compensation Philosophy.

  The Compensation Committee believes that a fundamental goal of the Company's executive compensation program should be to foster a high performance culture that motivates and retains high-performing executives, to promote teamwork, to align compensation with business objectives and sustained performance and to provide incentives to create value for the Company's shareholders. The Compensation Committee believes that a significant portion of total executive officer compensation should consist of variable, performance based components, such as bonuses and Restricted Stock and Option awards, which can increase or decrease to reflect changes in Company or individual performance.

  The Compensation Committee uses as its primary market benchmark the practices of a peer group of equity REITs similar in business focus, market capitalization and/or performance to the Company. It believes that equity REITs offer the most likely competition for executive talent. Comparative compensation information for the peer group of equity REITs used by the Compensation Committee was obtained from the SNL Executive Compensation Review 1996--REITs. The Compensation Committee believes that a peer group comparison enables the Company to determine a fair level of compensation for executive officers, while assuring shareholders that executive pay levels are reasonable.

 Components of Compensation.

  Base Salary. Base salary levels are determined based on the executive's performance, tenure and industry experience, as well as the Company's financial performance. Base salaries are reviewed annually by the Compensation Committee. Annual salary increases for executive officers take into account
(i) the actual and budgeted future financial performance of the Company, (ii) individual performance, (iii) the functions performed by the executive officer, and (iv) changes in the compensation practices of the peer group. The weight given such factors by the Compensation Committee may vary from individual to individual.

  Short-Term Incentive Awards. During 1996, the Company had a discretionary bonus program based on each executive officer's performance and the Company's overall financial and operational performance. Some of the specific factors taken into account in determining bonus awards for 1996 included (i) the Company's growth in Funds from Operations (defined below) per share and achievement of budgeted financial results; (ii) the total return to an investor in the Company's Common Stock, assuming a holding period for the full year and the reinvestment of dividends; (iii) the success of the Company's acquisition, development and southeast market expansion activities; (iv) the successful execution of the Company's debt and equity capital raising activities;

and (v) the achievement of other subjective individual performance goals. Consideration of these factors is subjective, and no specific weightings were applied. "Funds from operations" is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The Compensation Committee believes that the Company's funds from operations is one of the appropriate measures of its performance.

  A. Ray Weeks, Jr., Thomas D. Senkbeil, Forrest W. Robinson, John W. Nelley, Jr., Harold S. Lichtin and David P. Stockert are eligible under the terms of their respective Employment Agreements to receive aggregate annual bonus payments of up to 75% of their aggregate base salaries; however, the actual amounts of such payments are based primarily upon the factors discussed above.

  Long-Term Incentive Awards. The Company adopted the Incentive Stock Plan to attract and provide incentives to officers, key employees and directors. The Incentive Stock Plan provides for grants of Options or grants of Restricted Stock. The Incentive Stock Plan is designed to motivate executive officers and key employees to maximize shareholder value.

  The Compensation Committee grants awards under the Incentive Stock Plan based on a number of factors, including (i) the investment performance of the Company's equity securities, (ii) the executive officer's or key employee's position in the Company, (iii) his or her performance and responsibilities,
(iv) equity participation levels of comparable executives and key employees at other companies in the compensation peer group and (v) individual contribution to the Company's financial performance. However, the Incentive Stock Plan does not provide any formulaic method for weighting these factors, and a decision to grant an award is based primarily upon the Compensation Committee's evaluation of the past as well as the future anticipated performance and responsibilities of the individual in question.

  Options to purchase 283,000 shares of Common Stock were granted to certain officers and employees of the Company during 1996, including 90,500 options granted to the Named Executive Officers. In February 1997, the Compensation Committee approved an award of 34,331 shares of Restricted Stock to certain officers and employees of the Company, including 18,955 shares granted to the Named Executive Officers, for Company and individual performance in 1996, and as an inducement to motivate and retain such officers in future years. An important factor considered by the Compensation Committee in making the Restricted Stock grants was the officers' and employees' roles in successfully completing the Company's acquisitions in Nashville, Tennessee and the Raleigh-Durham-Chapel Hill area of North Carolina. The shares of Restricted Stock granted by the Compensation Committee in February 1997 will vest ratably on each of the next four anniversaries of the grant date (each a "Vesting Date"), provided that the annual growth in the Company's per share funds from operations calculated for the two consecutive fiscal years prior to a Vesting Date is at least 10%. Shares that are not vested on each Vesting Date will be forfeited. Recipients of the Restricted Stock awards may vote such shares and are entitled to dividends on the same basis as unrestricted shares of Common Stock until such shares are forfeited, if applicable.

 Chief Executive Officer Compensation.

  The compensation of A. Ray Weeks, Jr. during 1996 was determined on the same basis as discussed above for the Company's other executive officers. For 1996, Mr. Weeks' compensation consisted of base salary and deferred bonus, and Option awards under the Incentive Stock Plan, each as described under "-- Summary Compensation Table" above. In addition, the Compensation Committee has approved an increase in Mr. Weeks' base salary to $275,000 in 1997. Mr. Weeks' compensation for 1996 and salary increase for 1997 were based on his contribution to the Company's growth and financial performance during the year, and the success of its southeast expansion strategy, and took into account the compensation practices relating to the Chief Executive Officers of the compensation peer group. Mr. Weeks' base salary, bonus and award levels under the Incentive Stock Plan will continue to be reviewed annually by the Compensation Committee.

 Policy With Respect to the $1 Million Deduction Limit.

  The Omnibus Budget Reconciliation Act of 1993 placed certain limits on the deductibility of non-performance based executive compensation for a company's employees, unless certain requirements are met.

  Currently, the Compensation Committee does not believe that there is a risk of losing deductions under this law. However, in the future, the Compensation Committee intends to consider carefully any plan or compensation arrangement that might result in the disallowance of compensation deductions. It will use its best judgment, taking all factors into account, including the materiality of any deductions that may be lost versus the broader interests of the Company to be served by paying adequate compensation for services rendered, before adopting any plan or compensation arrangement.

                                          Compensation Committee

                                          Barrington H. Branch, Chairman
                                          George D. Busbee

  The foregoing report should not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act (together with the Securities Act, the "Acts"), except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

STOCK PERFORMANCE GRAPH

  The following stock price performance graph compares the Company's performance to the S&P 500 and the index of equity REITs prepared by NAREIT. Equity REITs are defined by NAREIT as those which derive more than 75% of their income from equity investments in real estate assets. The NAREIT equity REIT index includes all tax qualified REITs listed on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market. The performance graph assumes $100 invested in the Company's Common Stock as of August 18, 1994, the date on which the Company's Common Stock began trading on the New York Stock Exchange, and assumes the investment of the same amount as of August 31, 1994, in the S&P 500 and the NAREIT equity REIT index. The difference in the initial start dates is due to the fact that the Company's Common Stock did not start to trade publicly until August 18, 1994 and only month-end data is available for the NAREIT equity REIT index. The Company believes that the net effect of this difference in start dates does not have a material effect on the performance graph. Total return includes reinvestment of dividends. Stock price performance for the Company for the period from August 18, 1994, through December 31, 1996, is not necessarily indicative of future results.

                               WEEKS CORPORATION
      COMPARATIVE PERFORMANCE SINCE THE COMPANY'S INITIAL PUBLIC OFFERING


                         [GRAPH APPEARS HERE]

                   COMPARISON OF FIVE YEAR CUMULATIVE RETURN
                  AMONG WEEKS, S&P 500 INDEX AND NAREIT INDEX

Measurement period                           S&P 500      NAREIT
(Fiscal Year Covered)           Weeks         Index       Index
---------------------           --------     --------    --------
Measurement PT -
08/94                           $ 100        $ 100       $ 100

FYE 12/31/94                    $ 109        $  98       $  98
FYE 12/31/95                    $ 134        $ 134       $ 113
FYE 12/31/96                    $ 189        $ 165       $ 153



  The foregoing stock price performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Acts except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.